UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) adjourned and re-convened at 8:00 A.M., Beijing Time on September 29, 2023, at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046, the shareholders of the Company adopted resolutions approving both of the two proposals considered at the Meeting. A total of 5,469,163 votes, representing 39.21% of the votes exercisable as of August 18, 2023, the record date, were present in person or by proxy at the adjourned Meeting. Pursuant to the Company’s amended and restated memorandum and articles of association, if at the adjourned Meeting, a quorum of a majority of the voting rights of the Company’s issued and outstanding ordinary shares is not present within half an hour from the time appointed for the adjourned Meeting to commence, the shareholders present shall be a quorum. Accordingly, the votes present in person or represented by proxy at the adjourned Meeting constituted a quorum in accordance with the applicable provisions of the amended and restated memorandum and articles of association of the Company. The results of the votes were as follows:

1.	Proposal One – Re-election of Directors Proposal

IT IS HEREBY RESOLVED, as ordinary resolutions, that: each of the five directors be and is hereby re-elected and appointed as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified, namely:

Resolution	For	Against	Withheld/Abstain
Proposal One: Re-election of the following persons as directors of the Company:
(a) Tao Ling	5,404,146	62,716	2,301
Percentage of Voted Shares:	98.81%	1.15%	0.04%
(b) Xiaohong Yin	5,403,646	63,216	2,301
Percentage of Voted Shares:	98.80%	1.16%	0.04%
(c) Heung Ming Wong	5,384,821	82,041	2,301
Percentage of Voted Shares:	98.46%	1.50%	0.04%
(d) John Carl Mein	5,385,241	81,621	2,301
Percentage of Voted Shares:	98.47%	1.49%	0.04%
(e) Qiang He	5,413,746	53,116	2,301
Percentage of Voted Shares:	98.99%	0.97%	0.04%

2.	Proposal Two – Auditor Ratification Proposal

IT IS HEREBY RESOLVED, as an ordinary resolution, that: the re-appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2023 be and is hereby approved, ratified, and confirmed.

Resolution	For	Against	Withheld/Abstain
Proposal Two: To approve, ratify, and confirm the re-appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.	5,435,836	30,926	2,401
Percentage of Voted Shares:	99.39%	0.57%	0.04%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: October 4, 2023

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